

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

<u>Via E-mail</u>
Mr. Jeffery H. Foster
Chief Accounting Officer
DuPont Fabros Technology, Inc.
1212 New York Avenue, NW, Suite 900
Washington, DC 20005

> **RE: DuPont Fabros Technology, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 1-33748**
> **DuPont Fabros Technology, L.P.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 333-165465-17**

Dear Mr. Foster:

We have reviewed your response letter dated June 7, 2013, and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Asset Impairment Evaluation, page 48</u>

1. We have reviewed your response to comment 1. Please tell us your forecast or budget for NJ1 when it opened in the fourth quarter of 2010 including expectations for when this space would be fully leased or out of the lease-up period.

2. In addition, tell us how long the lease up period was for ACC4, ACC5, ACC6, CH1 Phase 1 and 2, and SC1 Phase 1. These properties appear to have been put into service in the past six years and a majority of them are fully leased.

Mr. Jeffery H. Foster
DuPont Fabros Technology, Inc.
June 19, 2013
Page 2

3. We also note that you believe the forecasts of cash flows demonstrate that the carrying value of NJ1 Phase 1 will be fully recovered well in advance of the estimated useful life of NJ1 Phase I, which is over in 2040. As requested in our prior comment, please provide details of your analysis including your significant assumptions with regards to leasing. If you remained at 39% please tell us if your property would be impaired.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief